VALUATION REPORT

PPUH TELEWIZJA KABLOWA BIELSAT

SP. Z O.O.

BIELSKO BIALA, POLAND

AUGUST 25, 2000

TABLE OF CONTENTS

Page

1.0 BACKGROUND AND ASSIGNMENT - 1

2.0 CREDENTIALS OF EVANS & EVANS, INC. - 4

3.0 TERMS OF REFERENCE - 5

4.0 ASSUMPTIONS - 7

5.0 DEFINITION OF FAIR MARKET VALUE - 8

6.0 BUSINESS OVERVIEW - 9

7.0 INDUSTRY OVERVIEW - 13

8.0 BUSINESS ASSESSMENTS/VALUATION CONSIDERATIONS - 23

9.0 FINANCIAL POSITION - 28

10.0 FINANCIAL RESULTS - 29

11.0 FINANCIAL PROJECTIONS - 30

12.0 VALUATION METHODOLOGIES - 30

13.0 MULTIPLE OF SUBSCRIBERS APPROACH - 32

14.0 CONFIRMATION ANALYSIS, INCL. POLISH APPRAISAL - 35

15.0 VALUATION CONCLUSION - 39

16.0 RESTRICTIONS AND CONDITIONS - 41

17.0 STATEMENT OF INDEPENDENCE - 41

APPENDIX - INDEPENDENT ASSET APPRAISAL

(i)

VALUATION REPORT

PPUH TELEWIZJA KABLOWA BIELSAT

SP. Z O.O.

1.0 BACKGROUND AND ASSIGNMENT

Trooper Technologies Inc. ("Trooper") of Vancouver, British Columbia is a development stage company. Its principal business is the implementation and commercialization of environmental technologies. In addition, through its subsidiaries, Trooper is involved in the implementation and commercialization of telecommunications services. These operations are located in Central European countries, with an emphasis on activities in Poland.

Trooper is a reporting issuer on the Canadian Venture Exchange (the "Exchange") and has two wholly--owned subsidiaries:

- EES Waste Solutions Limited, incorporated in Cyprus.

- International Eco--Waste System S.A. ("IEWS"), incorporated in Poland.

Trooper has two partially--owned subsidiaries:

Polvoice.com Spolka z ograniczona odpowiedzialnoscia; ("Polvoice"), incorporated in Poland in 1999.

Stream Communications Spolka z ograniczona odpowiedzialnoscia ("Stream"), incorporated in Poland in 1999.

Trooper owns 49% of the common shares of Polvoice and directly and indirectly controls 82.6% of its voting shares.

Trooper owns 49% of the outstanding common shares of Stream.

The shares of Trooper trade on the Canadian Venture Exchange (the "Exchange") under the symbol "TPP" and, as at the date of the Report, its shares are trading in the range of approximately $2.75. Its 52--week high and low have been $4.80 and $1.00 respectively.

On February 23, 2000, Trooper announced that Stream had entered into negotiations with Elektromontaz Rzeszow Tele--Kab Limited Company ("Elektro") of Rzeszow, Poland to acquire all of the assets and all of the issued and outstanding shares of Elektro (the "Elektro Transaction"). Elektro is located in Southern Poland and provides cable television services. Its assets include an existing cable network, related equipment, and almost 11,000 television cable subscribers. Two share and asset purchase agreements have been entered into in principle between Stream and Elektromontaz--Rzeszow S.A. (the parent company of Elektro) pursuant to which Stream will acquire all of the shares and assets for an aggregate purchase price of the equivalent in Polish zloty of US$850,000. Value Added Taxes of US$121,000 will also be paid, although these will be reimbursable to Stream within three months of the completion of the Elektro Transaction. The close of the Elektro Transaction is currently awaiting the completion of the regulatory process.

The subject of this document, however, is a second transaction entered into by Stream. On March 8, 2000, Stream appeared before a notary in southern Poland to establish a limited liability company called Bielsat.com Limited Liability Company ("Bielsat.com" or the "JV").

The share capital of Bielsat.com upon establishment is 6,600 Polish zloty, comprised of 100 shares. Stream owns 51 of the shares and PPUH Cable Television Bielsat Limited Liability Company ("Bielsat Cable", with its full Polish legal name being PPUH Telewizja Kablowa Bielsat Sp. z o.o.). Bielsat Cable currently operates a cable television network in Bielsko--Biala, a community in southern Poland. The sole shareholder of Bielsat Cable is Mr. Miroslaw Kozik.

The reason for establishing Bielsat.com is for the management of Stream and Bielsat to jointly operate not only the current business of Bielsat Cable but, potentially, other cable companies in the Bielsko--Biala area that may be acquired by Bielsat.com.

The initial business of Bielsat.com, however, will be that of Bielsat Cable, which is being partially vended in to the JV. While a letter of intent or formal agreement concerning the vend in of Bielsat Cable has not yet been signed between Bielsat.com, Stream and Bielsat Cable, Evans & Evans has been informed by Mr. Adam Wojcik, President of Stream, that Stream will match the vend in of the Bielsat Cable business by making a cash contribution to the JV of US$750,000 (the "Proposed Transaction"). The Bielsat Cable vend in will be asset--based, with the fixed assets of Bielsat Cable (its network) and intangible assets such as customer relationships, the Bielsat Cable name, the management team and organizational structure, and programming agreements being included (collectively, the "Assets"), but with current assets such as cash, current liabilities such as accounts payable and long--term liabilities not being included. In order to maintain the 51:49 ownership ratio, the fair market value of the Assets must be at least US$720,000.

Accordingly, Trooper has requested that Evans & Evans, Inc. ("Evans & Evans" or the "Authors of the Report") of Vancouver, British Columbia prepare a Valuation Report (the "Report") on the Assets. The purpose of the Report is to determine whether the fair market value the Assets as at May 31, 2000 (the "Valuation Date") was at least as high as US$720,000.

The draft Report was for the internal purposes only of Trooper to assist in finalizing the structure of the Proposed Transaction and is not to be used for submission to any third parties and/or regulatory bodies and/or stock exchanges and/or securities commissions. This final Report may be submitted to the Exchange as part of the regulatory approval process.

As Evans & Evans relied extensively on information, materials and representations provided to us by management, the Authors of the Report are requiring that management of Stream and Bielsat Cable confirm to Evans & Evans in writing that the information and representations contained in the Report are accurate, correct and complete and that there are no material omissions of information that would affect the conclusions contained in the Report. Evans & Evans, or its staff and associates, will not assume any responsibility or liability for losses incurred by Trooper, Stream, Bielsat Cable, Bielsat.com, their officers, directors, shareholders or any other parties as a result of the circulation, publication, reproduction, or use of the draft and/or final Report, or any excerpts thereto, as well as to the use of the Report contrary to the provisions of this section of the Report. Evans & Evans reserves the right to review all calculations included or referred to in the draft and final Report and, if Evans & Evans considers it necessary, to revise the draft and final Report in the light of any information existing at the Valuation Date which becomes known to the Authors of the Report after the date of the Report.

For the purpose of this Report, the Valuation Date is May 31, 2000. Unless otherwise indicated, all monetary amounts are stated in Polish zloty (Zl). When applicable, an exchange rate of 4.3 zl to 1.0 United States Dollars ("US$") was applied.

2.0 CREDENTIALS OF EVANS & EVANS, INC.

Evans & Evans, Inc. was founded in 1989. For the past eleven years the firm has been extensively involved in the financial services and management consulting fields with offices in Vancouver, British Columbia, Calgary, Alberta, Toronto, Ontario, and Seattle, Washington. Over this period, the principals of the firm, Michael A. Evans and Richard W. Evans, have been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various stock exchanges and securities commissions as well as for private purposes. Michael A. Evans, MBA, CFA, CBV and Richard W. Evans, MBA, were the individuals principally responsible for the preparation of this Report. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours; and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Evans has also been an Instructor in the area of Financial Management at the British Columbia Institute of Technology in Vancouver, British Columbia. Mr. Richard W. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honours. Mr. Evans is a Registered Student in the Canadian Institute of Chartered Business Valuators (CICBV).

3.0 SCOPE OF VALUATION REVIEW

The opinions contained here within have been reached by relying on the following:

- Site visits in May of 2000 to Stream's office in Krakow, Poland.

- Site visit in March of 2000 to Bielsat Cable's office and headend equipment facility in Bielsko--Biala, Poland.

- Interviewed the President of Bielsat Cable, Mr. Miroslaw Kozik.

- Interviewed managers of Stream including: Mr. Adam Wojcik, President and Chief Executive Officer; Mr. Dobroslaw Ploskonka, Vice President; as well as members of its in--house legal, technical and accounting due diligence team.

- Reviewed the business plan of Stream, dated of April of 2000, which includes a description of Stream's plans for expanding its business throughout southern Poland.

- Reviewed the English--language translated copy of the "Notarial Act", dated March 8, 2000, establishing Bielsat.com.

- Reviewed the organization chart of Bielsat Cable.

- Reviewed the unaudited, financial statements of Bielsat Cable for the fiscal year ended December 31, 1998 and 1999.

- Discussed with Mr. Wojcik his plans for increasing the revenue (e.g. by converting more "homes passed" to "paying subscribers") and decreasing expenses (e.g. through renegotiation of programming agreements) of Bielsat Cable over the next three years. However, financial projections for Bielsat Cable have not been prepared as at the date of the Report.

- Reviewed promotional brochures provided by Bielsat Cable to potential cable customers.

- Obtained copies of various Polish--language government and regulatory permits obtained by Bielsat Cable.

- Reviewed copies of various material contracts of Bielsat Cable, for some of which English--language versions were provided, including program provider agreements with television broadcasters.

- Reviewed the list of fixed assets of Bielsat Cable.

- Reviewed incorporation documents of Bielsat Cable.

- Reviewed information, primarily from corporate Web sites or from publicly--filed documents on competitors to Elektro and/or cable industry participants. Of particular relevance was information on two primary competitors: the Warsaw Stock Exchange--listed Elektrim S.A. and the NASDAQ--listed United Pan--Europe Communications, which entered the Polish market in 1999 through the acquisition of At Entertainment, Inc.

- Reviewed information on the Polish economy from various sources including: Polish Business, the Polish Embassy in Washington, the Economist, Warsaw Business Journal, Master Page Poland and Central Europe Online.

- Conducted primary research consisting of conversations with two writers with European cable industry periodicals, representatives of three European cable companies, and representatives of two North American--based cable companies.

- Reviewed information on the Polish cable television market from various sources including: the U.S. Department of Commerce, Polish Telecommunication and Cable Chamber of Commerce, the Financial Times of London, Inside Poland, International Cable, and Inside Cable & Telecoms Europe.

- Evans & Evans also relied on an independent appraisal (attached as an appendix) of the market value of the Assets that was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych (an association of engineers) of Wroclaw, Poland. Evans & Evans discussed the appraisal with Mr. Jerzy Nawrot of Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych who was responsible for managing the appraisal process.

4.0 ASSUMPTIONS

The Authors of the Report have made the following assumptions in completing the Report:

- At the Valuation Date, there were no material contingent liabilities pertaining to the Assets or the business of Bielsat Cable, unusual contractual obligations or substantial commitments other than in the ordinary course of business, and there was no material litigation threatened or pending that would affect the conclusions, other than that disclosed by Bielsat Cable.

- The cash contribution being made by Stream is in Polish zloty and is equal to US$750,000 based on an exchange rate of 4.3 zl to US$1. Therefore, in order to maintain the ownership ratio, the fair market value of the Assets must be at least US$720,000, based on this same exchange rate. A change in the exchange rate would not affect the purchase price in zloty.

- An audit of Bielsat Cable's financial statements for December 31, 1999 would not result in any material change to Bielsat Cable's unaudited management--prepared statements.

- The Assets of Bielsat Cable being vended into Bielsat.com are as described in section 1.0, "Background and Assignment" of the Report.

- Current assets, current liabilities and long--term payables (including approximately 530,000 of long--term debt) are being settled by Mr. Kozik and is not being included in the vend in to Bielsat.com.

- Evans & Evans has been provided Polish--language versions of all permits held by Bielsat Cable, which are assumed to be (given the fact that Bielsat Cable has operated for approximately nine years) sufficient from a regulatory point of view to enable operation of a cable network in Bielsko--Biala after the formation of the JV.

- There have been no material changes in Bielsat Cable's financial position since December 31, 1999, the date of its most recent financial statements, with "material changes" meaning for example (but not limited to) additions or dispositions of fixed assets.

Evans & Evans also relied on an appraisal of the market value of the Assets that was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych (an association of engineers) of Wroclaw, Poland, who stated to Evans & Evans that they were acting in an independent role.

5.0 DEFINITION OF FAIR MARKET VALUE

Fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

With respect to the market for the shares of a company viewed en bloc there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Based on our experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor. Accordingly, we have not reflected any special purchaser considerations in our assessment of fair market value.

6.0 BUSINESS OVERVIEW

Bielsat Cable has been offering cable television services for the past eight years in Bielsko--Biala, Poland since 1991 and in the neighbouring community of Czechowice--Dziedzice. Bielsko--Biala is a southern Poland community approximately two hours by automobile from Krakow, with a population of approximately 180,000.

Bielsat Cable's network was built in four areas of Bielsko--Biala/ Czechowice--Dziedzice, including: a) 3,163 flats located in 16 10--floor buildings and in 22 4--floor blocks; 1,104 flats situated in 6 10--floor blocks; 2,200 flats located in 18 10--floor blocks and 18 4--floor blocks; and one complex of 734 flats.

The southern Poland region was selected by Stream as its focus of acquisitions/operations because these are relatively large locales in which the cable market is fragmented and served by small companies currently, local economies are strong and the region is close to Stream's head office in Krakow.

Subsequent to the close of the Proposed Transaction and the significant capital investment of US$750,000 being contributed by Stream, the JV plans to introduce additional related services to Bielsat Cable's subscribers including:

- Pay--Per--View, to be ready by 2001, whereby customers are charged premium fees for viewing special events such as boxing fights.

- Web Television, through set--top boxes and cable modems.

- Video--on--Demand, whereby customers can order movies on an individual basis by paying set, extra fees per movie.

- Internet Telephony (Voice over the Internet), to be ready by the middle of 2001.

Bielsat Cable employs 14 individuals currently (including the local channel staff). Evans & Evans met with Mr. Miroslaw Kozik, President of Bielsat Cable, in March of 2000 and May of 2000 in Poland. Mr. Kozik will be the Chair of the Board of Diretors of Bielsat.com while Mr. Wojcik of Stream will be Vice--Chair. The organization table of Bielsat Cable as at the Valuation Date is as follows:

Name	Position
Miroslaw Kozik	Director
Danuta Kądziela	Customer Service Supervisor
Monika Dzida	Billing Rep.
Grażyna Norwicz I	Marketing
Lucyna Herok	Accountant
Grzegorz Szutowski	Serviceman
Maria Pytel	CSR Rep.
Krystyna Nowak	Customer Service Rep. 1/2 time --Czechowice
Maciej Korkosz	Installer
Mateusz Najbor	Installer -- 1/2 time --Czechowice
Grażyna Norwicz II	Journalist
Marek Kubizna	Journalist
Tomasz Domagalski	IT
Leszek Buzderewicz	Cameraman

The current personnel base of Bielsat Cable will be retained after the close of the Proposed Transaction. Also, providing direction to the JV in cooperation with Mr. Kozik will be Stream's management team and staff in Krakow.

Bielsat Cable's current plant fixed assets are considered by management of Stream and by the independent appraiser Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych to be of average quality and sophistication. Two headend systems, consisting of modulators, transmitters, dishes and antennas, are employed. A detailed technical description of Bielsat Cable's fixed assets is included in the appraisal by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych

A major objective of the JV over the next several months is to build an integrated network that connects all of its small networks, such as that of Bielsat Cable and PH Bister. Analog terminals, digital terminals and cable modems will need to be installed in order to allow subscribers access to the full range of services planned by Stream. Across its network, including the JV, Stream is forecasting investment costs (acquisition costs + capital expenditures) averaging US$250 per subscriber in 2000 and US$300 per subscriber in 2001.

The individual user, most of whom live in multi--dwelling units, comprises Bielsat Cable's current installed base and this type of customer is the target market for Stream's services. Marketing undertaken by Bielsat Cable currently is considered by Evans & Evans, Stream and the appraiser to be of moderate intensity, but marketing approaches to be utilized by Stream across its network of acquired companies in a more aggressive manner include:

- Local newspaper and radio station advertising

- Outdoor billboards

- Operating a local information TV channel

- Direct door--to--door sales

Also, Stream intends to install centralized, subscriber management software across its network to enhance its knowledge of, and control over, its customer databases.

7.0 INDUSTRY OVERVIEW

The Polish Economy

The online information source Inside Poland provides the following basic information as background on the Polish economy:

"Several years after Poland regained full sovereignty in 1989, Poland's economy is rapidly developing and its multi--party political system is solidly democratic. Just after the fall of the Communist regime in 1989, hundreds of political parties were founded, most of them conservative and based on ties to the Catholic Church. The problems of switching to a market economy made the first three years after the fall of communism difficult. The 'shock therapy' policies of the government lasted from 1989--1991 and broke the cycle of hyperinflation, redirected industry and allowed the Polish economy to become independent of the former Soviet Union. In fact, Poland was only minimally affected by the Russian Crisis of 1998, thanks in large part to the fact that Poland's exports to Russia are only 8% of its total exports. The liberation of economic laws in 1989 has allowed people the chance to start their own private companies. Poland's strategic position between Russia and Germany, which throughout its history left Poland vulnerable to the whims of its warring neighbors, now can be seen in a positive light, as Poland prepares for entry into the European Union. Its existing membership in NATO and its potential membership in the European Union can give Poland the chance to act as an intermediary in the political and economic exchange between Western Europe and Russia."

A review of several other articles and reports on the Polish economy identifies the following additional facts and near--consensus opinions:

- After eight years of economic growth, many analysts' view is that economic growth may now be self--reinforcing until at least 2010, with an annual growth rate of 5.5%.

- Total foreign direct investment since 1989 is US$40 billion, or over US$1,000 per capita. Foreign direct investment currently comprises 30% of total investment.

- The 1999 inflation rate was in the range of 10% and this is projected to decrease to 7% in 2000. With the resulting fall in interest rates, bank loans will become more affordable.

- A realistic date for Poland gaining admission to the European Union is around 2005, although the fact that Prime Minister Jerzy Buzek returned from an early April visit to Brussels without the much--desired reassurance for Poland's early membership in the European Union was described by the Warsaw Voice as a "Cold Shower on Express Membership". If attained, this is expected to result in heavier foreign direct investment, the opening of the European market for Polish exports, and increase development aid.

- Poland fully floated its currency, the zloty, on April 12, 2000 and has since dropped to the range of 4.3 zloty to US$1 by the Valuation Date, compared to approximately 4.1 zloty to US$ at the beginning of April The central bank's chief, Hanna Gronkiewicz--Waltz, blamed the zloty's drop on external factors such as the strength of the dollar and domestic issues such as high inflation and current account gap. Cezary Jozefiak of the decision--making council ("RPP") of the central bank ("RPP is an independent body elected by Parliament) was quoted by the Gazeta Wyborcza daily newspaper that the drop was temporary and not worrying.

- Serious economic difficulties such as a high trade deficit, a large and ineffective state industrial sector, limited capital among Polish banks, low saving levels and low incomes.

Central European Cable Overview

The magazine International Cable published a story in its April of 2000 entitled "Europe Looking East - Eastern Promise; Universal Strategies". Excerpts follow:

"The economies of eastern and central Europe have been up--and--coming for a number of years. But certain indicators show that the up--and--comers are closer than ever to being here--and--now. The countries of the former Soviet bloc are beginning to show significant cable penetration numbers, rising subscriber revenues and real values. But, as always with the region, the picture is mixed".

"Western investors are trying to drive up revenues per subscriber in the region, but have been constrained not only by varying income levels but also by a complex regulatory picture. In the Czech and Slovak Republics, for example, cable is more heavily regulated than in Poland or Hungary. Czech legislation does not allow subscriber rate increases above the rate of inflation. Such a policy does not allow much incentive for revenue--hungry operators to stick around, let alone having them invest in upgrading networks for digital services."

"Adding to the regulatory muddle is the fact that last--mile access is often in the hands of a plethora of small local companies and municipalities across the region. Consolidation still has a long way to go."

"United Pan--Europe Communications ("UPC"), which now owns the former At Entertainment, Inc. properties in Poland as well as Cable Plus in the Czech Republic, now is establishing itself as an eastern (and a western) European powerhouse. UPC has said it will invest heavily in networks in the region. Yet, uniquely amongst its territories, in Poland it will focus on DTH (Direct--To--Home) as well as cable."

"Over time, as UPC doubtless knows, the opportunity to make money from digital TV, Internet and data services in central and eastern Europe is extremely good. These are countries with highly educated populations that have been starved of an effective telecommunication infrastructure. The technological challenge is to provide something cost--effective that will satisfy the needs of the market. In terms of cable, the investment required is high (there is a lot of antiquated plant around) and the return per subscriber (for the next few years at least) will continue to be low."

The Polish Cable Sector

Until 1992, there was a state monopoly for radio and TV broadcasting, and only one state--owned broadcasting company Komitet d/s Radia I Telewizji (The National Radio and TV Committee). The Broadcasting Law of December 1992 abolished the state monopoly, and a transformation of The National Radio and TV Committee was completed on December 31, 1993 when the company was divided into two separate companies: Telewizja Polska S.A. (Polish Television S.A.) and Polskie Radio S.A. (Polish Radio S.A.).

The broadcasting law of December 1992 also established the National Broadcasting Council, a regulatory body, responsible for licensing, regulation and control of the activity of broadcasters in Poland. The law laid down new rules that permitted new private broadcasters to start their operations. The private sector is growing rapidly, attracting the international partners and creating opportunities for foreign suppliers.

Local cable networks started appearing in Poland in 1987. In February 1988, the Warsaw Ursynow resident--operated station managed to break through the political and bureaucratic red tape and began with just four satellite programs and only 400 subscribers. It took another two years for the cable television sector to be fully launched. At first, operators only needed a permit from the Ministry of Communications. In 1993, the rules were tightened, and the National Radio--communication Agency (PAR) took over the licensing process. The regulations were intended to control Poland's cable TV industry but the market turned out to be a more efficient instrument. Competition arrived, bringing options, in both technology and prices. Weaker operators were pushed out of the market by bigger ones who often had foreign capital backing them.

An October of 1999 profile of the Polish cable industry by Inside Cable and Telecoms Europe presented the following chart and description of current conditions:

Polish Cable Sector - Statistical Overview

(Source: Inside Cable & Telecoms Europe, October of 1999)

GDP	US$140 billion
Population	38.8 million
Total Households	13.2 million
Total TV Households	12.6 million
Number of Cable Operators	500
Homes Passed by Cable	8 million
Homes Subscribed to Cable	3.7 million
Cable Subscribers/Households %	28%
Cable Subscribers/TV Households %	29%
Homes Subscribing to DTH	2.2 million

(Note: Estimates by private analysts and industry participants vary. For example, Mr. Wojcik's view is that 4--5 million homes are passed by cable and 3 million homes subscribe)

"Poland's cable industry, with around 3.7 million connections, is the largest in central and eastern Europe and probably one of the most exciting in Europe. The first networks were built in 1989 and their number increased from 356 in 1993 to more than 1000 at the end of 1998."

"Demand for multi--channel TV in Poland is high, with average TV viewing higher than anywhere else in Europe. However the telecommunications environment in the country is still volatile, despite progressive legislation designed to stabilize the industry."

"By far the largest cable operator is PTK, with systems in eight cities including Warsaw, Gdansk, Krakow and at least 20 other smaller locations, and now connecting over 890,000 homes.

"PTK was built up by @Entertainment which was acquired by UPC in the summer of 1999. Wizja TV, the satellite delivered digital programme provider, was also acquired from @Entertainment, bringing UPC a range of DTH subscribers as well."

"Other large cable operators built up through acquisitions have also been acquired by larger companies, jostling for position when the voice telephony market is liberalized. The Polish manufacturer Elektrim recently acquired Bresnan Communications, the second largest Polish cable operator. It already has an alliance with Deutsche Telekom in mobile operator PTC and is clearly preparing the way for a major telecoms investment."

"Poland's Direct--To--Home ("DTH") industry is the third largest in Europe with 2.2 million subscribers. Two digital platforms started operation in 1998: Wizja TV (now a UPC subsidiary) and Cyfra+ (with a range of partners but managed by Canal Plus). The DTH battle is intense."

Competition

There are two major nationwide cable television operators in Poland that are publicly traded, one on the Warsaw Stock Exchange and the other on the NASDAQ.

United Pan--Europe Communications B.V. ("UPC")

The shares of UPC trade on the NASDAQ under the symbol 'UPCOY'. In August of 1999 UPC acquired @Entertainment, which owns and operates the largest cable television system in Poland, PTK. Mr. Wojcik worked in management of PTK between 1993 and 1999. @Entertainment's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. @Entertainment expanded its distribution capacity with the launch of its DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. As of December 31, 1999, UPC had 1,023,800 traditional cable subscribers and 254,075 D--DTH subscribers. D--DTH subscribers receive Wizja TV, UPC's multi--channel Polish--language DTH service, which UPC claims is the first such service available in Poland. UPC is also trying to sell Wizja--TV programming to third party cable systems in Poland. The portions of @Entertainment's cable television networks currently being constructed are being constructed with the aim of having flexibility and capacity to be cost-- effectively reconfigured to offer an array of interactive and integrated entertainment, telecommunications and information services. UPC intends to upgrade selected portions of @Entertainment existing cable to meet similar standards. UPC has applied for the data license for the territory of Poland and plans to start providing Internet services during year 2000. @Entertainment has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA (the Polish national telephone company) which permit @Entertainment to use TPSA's infrastructure for an indefinite period or for fixed periods up to 20 years. @Entertainment's DTH service is encoded and transmitted, or "uplinked," from its Maidstone, U.K. facility to geosynchronous satellites that receive, convert and amplify the digital signals and retransmit them to earth in a manner that allows individual subscribers to receive and be billed for the particular programming services to which they subscribe. @Entertainment has an eight--year contract with British Telecommunications for the provision and maintenance of its uplink equipment at Maidstone. @Entertainment leases transponders on Astra satellites 1E and 1F. @Entertainment offers cable subscribers two tiers of service. Some areas are offered a package of up to 70 channels. @Entertainment's DTH subscribers currently receive @Entertainment's Wizja TV programming, which consists of approximately 25 channels. For an additional monthly charge, certain of UPC's cable networks currently offer two premium television services -- the HBO Poland service (a Polish--language premium movie channel owned in part by Home Box Office) and, since September 18, 1999, Wizja Sport, a Polish--language premium sport channel --to customers on a monthly basis in certain cable systems. UPC plans to create additional pay--per--view channels that will also be offered to cable customers for an additional charge.

Elektrim S.A. ("Elektrim")

Elektrim of Warsaw is listed on the Warsaw Stock Exchange. It is an infrastructural group operating in three sectors, namely: telecommunications, energy and cables. It has obtained a permit to build and operate a telecommunications network and has approximately 300,000 subscribers, primarily in Warsaw and Krakow. Elektrim has recently consolidated several local operators and purchased shares in some telecommunication companies. Elektrim also signed an investment agreement with French media and telecommunication Vivendi group and founded the joint venture Elektrim Telekomunikacja Sp. z o.o., which aims to become an alternative to TPSA S.A. offering the highest technical level and the broadest scope of services. Elektrim, in 1999, vended into Elektrim Telekomunikacja Sp. z o.o. such assets as shares of cellular telephone operator Polska Telefonia Cyfrowa Sp. z o.o., which operates under the business name of ERA GSM) and cable television and telephone operator Bresnan Communications Poland.

In addition to Elektrim to UPC, there are hundreds of small operators, and about a half--dozen medium--sized regional participants that have 100,000 subscribers or more. The main competitors to Bielsat Cable in Bielsko--Biala/Czechowice--Dziedzice include: Vectra, which has approximately 10,000 subscribers; Waldex, which has approximately 3,000 subscribers; and PTH Bister, which has 1,450 subscribers. A primary competitive factor is which company is able to finance, construct and then expand its fixed asset network.

More information on the Polish cable sector, specifically on competitors to Stream and on merger and acquisition activity is presented in section 13.0, "Multiple of Subscribers Approach" of the Report.

8.0 BUSINESS ASSESSMENTS/VALUATION CONSIDERATIONS

Following is Evans & Evans' view of the positive factors and risk factors associated with the business of Bielsat Cable:

- Bielsat Cable's equipment is of medium quality and needs less upgrading and reconstructing than that of Elektro, for example. This conclusion was reached by viewing the equipment and by discussing the state of the equipment with management of Stream and with appraiser Mr. Jerzy Nawrot of Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych. Bielsat currently utilizes two headend systems, consisting of modulators, transmitters, dishes and antennas, to service its approximately 3,300 Bielsko--Biala subscribers. Capital investment projections for Bielsat.com need to be formulated but have not yet been provided.

- The US$750,000 being contributed to Bielsat.com, some of which presumably will be allocated to the business of Bielsat Cable, will provide Bielsat Cable with additional funds for marketing and capital investment than have been available previously. However, a detailed use of proceeds that outlines how these funds will be spent has not been provided.

- While it is reasonable to assume that access to more funds than previously has been available (facilitating an increase in marketing, capital expenditures and service offerings), could lead to increased revenues and earnings, financial projections that show the "bottom line" of Bielsat.com in the medium--long term have not been provided. This is a risk factor.

- The current management team of Bielsat is of medium to good quality and is better than, say, that of Elektro. This conclusion is based on discussions with, and questioning of, management of Bielsat. This conclusion is shared by management of Stream. Stream's management team will supplement, not replace, the current organization in place at Bielsat Cable. This is a positive factor.

- One strength of the current management team is the local connections and relationships forged during its history of operations, which has facilitated and should continue to facilitate regulatory compliance and approvals.

- Mr. Wojcik, through his background with PTK, has detailed knowledge of, and experience within, the Polish cable industry. This is important in at least two respects. His leadership can be expected to improve the performance of Bielsat Cable. Also, he is less likely to negotiate financially unfavorable agreements such as the Proposed Transaction or future acquisitions on behalf of Stream than would a less experienced president.

- The marketing strategy of Bielsat Cable currently is "moderate" (as opposed to "passive" or "aggressive") currently, consisting primarily of an office where walk--in customers can commence subscriptions and a few booklets that introduce the services of Bielsat Cable.

- Whereas approximately 95% of homes passed by Elektro (homes that are eligible to become Elektro subscribers because they are connected to Elektro's network) already subscribe to Elektro's services, in the case of Bielsat Cable this percentage is only 50% (3,622 subscribers: 7,201 homes installed), indicating that with more aggressive marketing or a more extensive service offering there is considerable room for growth through increasing the customer base.

- Given the above two comments, it is realistic to assume that a more aggressive marketing strategy could increase the number of subscribers. However, the door--to--door sales force envisioned by management of Stream does not yet exist and needs to be established and managed.

- By increasing its subscriber base and by decreasing salaries expenses even while sales increased by more than 50%, Bielsat was able to earn net post--tax income in the range of 9% of annual revenues in fiscal 1999.

- Revenues per subscriber of Bielsat Cable are in the US$4--US$5 per month range currently, which is about average for the Polish market and much higher than Elektro's average of about US$1 per month. While this is positive because satisfactory revenue from customers is already being received, it leaves management with less room to increase monthly fees than is the case with Elektro.

- Although market forces will limit price hikes, unlike in some neighbouring Central European countries Polish regulations do not place restrictions on cable fee increases. Thus the JV is free to increase fees charged to current customers and, while loss of customers to competitors is also a threat in such a case, management of Stream estimates that approximately 50% of Bielsat Cable's customers are in households that are not serviced by any other cable network.

- Bielsat.com has negotiated to acquire a network run by "PTH Bister" in Czechowicach--Dziedzicach which has 1,450 subscribers. This would eliminate Bielsat Cable's major competitor in that locale.

- As Bielsat Cable was unable to provide requested data on the number of subscribers it has had in previous years, it is difficult to state with accuracy its subscriber growth rate (although an estimate is provided by the fact that revenue increased 50% in the fiscal year ended December 31, 1999 compared to the previous year) and information on its "churn" rate also has not been set out.

- High debt to equity ratios are common in the cable industry, whereas the business of Bielsat.com will start with no debt (all current liabilities and long--term liabilities of Bielsat Cable as at the Valuation Date are being settled by Mr. Kozik and are not being vended into Bielsat.com). Thus, debt financing may be another source of funds for Bielsat Cable in the future.

- An audit of Bielsat Cable's financial statements for the fiscal years ended December 31, 1998 and 1999 has not been completed. Evans & Evans assumes that an audit would not reveal any information or figures that are materially different than that represented by management.

- Evans & Evans has been provided Polish--language versions of all permits held by Bielsat Cable, which are assumed to be (given the fact that Bielsat Cable has operated for approximately nine years) sufficient from a regulatory point of view to enable operation of a cable network in Bielsko--Biala.

- The urban location of Bielsko--Biala with its concentrated population makes it easier and less costly for the JV to promote its services to potential new customers of Bielsat Cable and to expand its network.

- Bielsat Cable's cable television plant has been constructed using pre--existing conduits from TPSA, the Polish national telecommunications company (a 35% stake in which is in the process of being sold off). A substantial portion of these contracts to use TPSA conduit permits termination by TPSA without penalty upon breaches of specified regulations. Any termination by TPSA of such contracts could result in Bielsat Cable losing its permits, the termination of agreements with co--op authorities and programmers, and an inability to service customers with respect to the areas where its networks utilize the conduits that were the subject of such TPSA contracts. In addition, some conduit agreements with TPSA provide that cables can be installed in the conduits only for the use of cable television. If Bielsat Cable uses the cables for a purpose other than cable television, such as data transmission, telephone, or Internet access, such use could be considered a violation of the terms of certain conduit agreements, unless this use is expressly authorized by TPSA. There is no guarantee that TPSA would give its approval to permit other uses of the conduits.

- With less than 30% of television households subscribing, cable penetration in Poland has far more room for growth than in Western countries where penetration can exceed 90%, as well as more room for growth than nearby Hungary, which has a penetration rate of about 50%.

9.0 FINANCIAL POSITION

Bielsko Cable's fixed assets as at December 31, 1998 and 1999 was comprised of the following:

PPUH Telewizja Kablowa Bielsat Sp. z o.o.

Fixed Assets Composition, in Polish Zloty

As at December 31, 1998 and 1999

Type	12--31--99	% % of Assets	12--31--98	% of Assets
Buildings	51,199	9.1	53,454	18.2
Machinery and Technical Equipment	235,838	41.9	216,287	73.7
Transport	1,668	0.3	2,768	0.9
Other Fixed Assets	2,687	0.5	3,378	1.1
Capital Work in Progress	270,935	48.2	17,485	5.9
Total	562,328	100.0	293,373	100.0

- The above are the depreciated values of the fixed assets, all of which were acquired by Bielsko Cable since 1995. The at--cost value of the fixed assets is approximately 1.5 million zloty; however, the independent appraisers Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych stated to Evan & Evans that although the assets have been about 2/3 depreciated, given their current condition and current market prices, the replacement cost of the fixed assets (not including installation expenses, intangible assets, etc.) would approximately be equal to the at--cost value. A detailed breakdown of the composition of the fixed assets is included in the attached independent appraisal.

- Current assets, current liabilities and long--term payables (including approximately 530,000zl of long--term debt) are being settled by Mr. Kozik and is not being included in the vend--in to Bielsat.com.

10. FINANCIAL RESULTS

Bielsat Cable's income statements for the two years ended December 31, 1998 and 1999 are summarized as follows:

PPUH Telewizja Kablowa Bielsat Sp. z o.o.

Unaudited, Management--Prepared Income Statement

Two Fiscal Years Ended December 31, 1998 and 1999

Polish Zloty	Year-- Ended 31-Dec-99%		Year--Ended 31-Dec-98%
Sales	865,373	100.0	562,680	100.0
Operating Expenses	722,185	83.4	616,301	109.5
Other Expenses	4,669	0.5	2,493	0.4
Financial Costs, including Interest	35,223	4.1	71,782	12.7
Pre--Tax Profit	112,760	13.0	(125,153)	(22.2)
Tax	31,939	3.7	0	0
Net After--Tax Profit	80,821	9.3	(125,153)	(22.2)

The two key explanations for Bielsko Cable's change to a profit position in fiscal 1999 after a loss in fiscal 1998 include:

- An approximately 50% increase in revenue, due to more subscribers and higher monthly fees.

- A 20% drop in wage expenses, due to a decrease in personnel, despite the revenue increase.

Programming fees increased to 340,391zl in 1999 from 193,927zl in 1998, an increase roughly in line with the revenue increase. Management of the JV foresees being able to decrease this expense item by re--negotiating programming agreements once Stream and Bielsat.com have strengthened their bargaining positions by establishing a larger network that spans southern Poland.

Bielsat Cable, as at the Valuation Date, has 3,622 subscribers, classified as follows:

Type	Monthly Rate in Zl	Number
Basic: Bielsko--Biala	28--29	3,135
Basic: Czechowice	20	235
AZART: Bielsko--Biala	5	196
AZART: Czechowice	9	56
Total		3,622

The lowest tier of service currently is AZART, through which subscribers receive only three channels and payment is made directly to Bielsat by the co--operative in which the subscribers live.

The higher tier currently offered by Bielsat Cable is Basic, which includes about 30 Polish, French, German and English--language stations.

Not currently offered by Bielsat, but planned to be introduced by the JV (pending negotiation of program provider agreements), is a Premium tier of service, including scrambled, individually paid programs like HBO.

11. FINANCIAL PROJECTIONS

Medium--long term financial projections for the business of Bielsat Cable or for Bielsat.com have not been provided, or even prepared.

As valuations are forward--looking, the fact that projections including assumptions for number of subscribers, fees per subscriber, new hirings/salaries, capital expenditures, promotional budget, etc. are not available is a significant risk factor, although not as significant as it would have been if Bielsat Cable did not already have an established operating history.

12.0 VALUATION METHODOLOGIES

In valuing an asset or a business and/or a share(s), there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset's and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to assets and options can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income based approach.

As there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued. The income based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The cable industry has a "rule of thumb", based on multiple of subscribers, that virtually all participants and observers agree is the main determinant of the value, and it is this approach that was the primary method utilized by Evans & Evans. Evans & Evans confirmed this by considering a Multiple of Revenues Approach and by relying on the appraisal undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych.

13.0 MULTIPLE OF SUBSCRIBERS APPROACH

Evans & Evans interviewed representatives of eight companies or periodicals in the European cable industry and the consensus was that the primary basis for valuation was the number of subscribers that the vendor had. The rationale is that, despite churn rates that can be 10% to 20% annually, signing up a subscriber for the first time is a difficult task and that once a subscriber is attracted, revenue can be increased in the future by raising fees, or being large enough allows a company to cut fees in competitive environments, being large enough allows a company to negotiate preferential fees with programmers, or existing subscribers can be offered enhanced services such as premium stations, Internet access, and so on. Of course, the number of subscribers is also a good indicator of the size of a company's network, its revenues, and so on.

This multiple varies greatly from as high as US$5,000 per subscriber in North America to a fraction of that in countries like Poland. Factors identified as influencing the multiple applied include the following:

- Degree of household concentration, urbanness

- Growth capacity

- Ability to offer new services

- Subscribers as a percentage of total homes passed by the network ("penetration")

- Subscriber/area demographics

- Regulations

- Competition

- Amount of merger and acquisition activity

- Equipment/technology quality

- Fees paid per subscriber

In the April 27, 2000 edition of Pulse Biznesu, Mr. Andrzej Ostrowski, President of the Polish Telecommunication and Cable Chamber of Commerce made the following points of opinion (the following bulleted points are direct quotations of Mr. Biznesu from the article):

- There is a big untapped market in Poland for cable television and related services such as Internet and telephony.

- Only large companies can deliver such services because the small cable companies do not have the financial resources to invest in the technology necessary to provide such services.

- The very limited number of granted Internet licenses in Poland by the Ministry of Telecommunications is caused by the fact that the state--owned TPSA is presently being privatized and the government is not granting new Internet licenses, in order to receive higher bids for TPSA. Once the stake in TPSA is sold off, it is anticipated that the government will grant new licenses with much greater generosity.

- The best survival strategy for small operators is to consolidate between themselves. Otherwise, they will be bought out by bigger players. The prices per subscriber which are being paid when a bigger player is buying out small cable companies in Poland are ridiculously low - they range from US$200 per subscriber to US$300 per subscriber when, in Holland for example, prices have already reached $2,500 per subscriber. Also, if you consider the capitalization of UPC in Poland and their number of subscribers here, the price would be US$1,800 per subscriber.

- The small operators are selling themselves out very quietly because even at US$200 to US$300 per subscriber they receive enough money to have a secure and comfortable life.

Two high--profile acquisitions of cable networks have taken place in Poland within the past year at purchase prices in the range of, or above, US$1,000 per subscriber.

- PTK was acquired by UPC in the summer of 1999. The purchase price was US$1.2 billion for 700,000 subscribers, or about US$1,700 per subscriber.

- Bresnan Communications was acquired by Elektrim in April of 1999. The purchase price was US$325 million for 350,000 subscribers, or about $925 per subscriber.

Following is a table of transactions within the past year in Poland or Central Europe. Terms for 5 of the 7 of the transactions were confirmed by Evans & Evans from either contacting a representative of the buyer or reviewing publicly filing documents or press releases, while the terms of the balance of the transactions were revealed by Mr. Wojcik, who gained intimate knowledge of Central European cable transactions through his senior managerial position at PTK:

Date	Buyer	Seller	Price in US$ Million	Subscribers	Price/Subscriber in US$
1999	UPC	Haarlem	62		935
1999	UPC	Hungary	45		257
1999	UPC	SKT	41		417
1999	UPC	Zielononog		29,000	259
1999	Elektrim	Bresnan	325	350,000	925
1999	UPC	@Entertain	1,150	700,000	1,700
1997	PTK	Dami	5	14,000	330

When applying multiples to Bielsat, it is necessary to significantly discount the price per subscriber paid in the above instances to account for the fact that the multiple for companies with smaller networks is generally lower than the multiple paid for companies with larger networks.

However, given the above observations of President of the Polish Telecommunication and Cable Chamber of Commerce as well as comments made to Evans & Evans by industry observers, then one can conclude that the market price paid for a typical small cable operator like Bielsat Cable in Poland still is in the range of, say, US$200 or more.

Bielsat Cable has 3,622 subscribers as at the Valuation Date. For the fair market value of the Assets to be at least US$720,000, based on an exchange rate of 4.3 zl to US$1, then the fair market value of Bielsat needs to be at least US$199 per subscriber. This is at the lower end of the range of values typically being paid for smaller companies. Therefore, considering the business assessments and valuation considerations cited in section 8.0, including the facts that the quality of Bielsat Cable's fixed assets are of medium quality, the existing management team is of average to above--average quality and that there is a relatively large percentage of "homes passed" within Bielsat Cable's that are not yet subscribers, then the view of Evans & Evans is that the primary Multiple of Subscribers Approach supports a conclusion that the fair market value of the Assets as at the Valuation Date is in the range of US$720,000 or higher (based on an exchange rate of 4.3 zl to US$1).

14.0 CONFIRMATION ANALYSIS

As confirmation of the primary Multiple of Subscribers Approach, Evans & Evans considered other methods as well:

Multiple of Revenues

In Western countries, discounted cash flow is a method utilized in valuing cable companies, although because of massive capital investments required in this industry, even in the West positive cash flow value is often only evident from a long--term perspective. One article reviewed by Evans & Evans on valuing Canadian cable companies stated the view that one valid method was to discount the projected 10--year cash flow of a company and then add a residual value, with such a residual often representing up to 70% of the total value.

Interviews of Central European industry observers revealed the view that a discounted cash flow method is more difficult to apply to smaller Central European cable companies because operating histories are typically shorter, the pace of change in the industry is fast, current earnings are low or negative but are expected to rise as disposable incomes increase and services offered are enhanced, significant capital investment upgrades are required and buyers are acquiring more for potential than for current fundamentals.

Instead, Evans & Evans considered a Multiple of Revenues Approach. Since the vendor company in Central European cable acquisitions has typically been private, revenues (unlike number of subscribers) of companies acquired have rarely been disclosed and the representative of UPC interviewed by Evans & Evans did not reveal these figures. Apart from one observer whose opinion was that Mr. Wojcik's contention that the rule of thumb in Poland is a purchase price of 6x annual revenue may be approximately correct, reliance or interest in this method seemed much less than in the Multiple of Subscribers Approach. However, one may consider the market capitalizations of three NASDAQ--listed Central European cable companies:

Company	Market Cap in US$ Million	Revenue in US$ Million	Earnings in US$ Million	Price/Revenue
UPC	17,000	450	--800	38
Matav	600	100	--15	6
Primacom	1,500	100	--10	15

UPC, as described earlier in the Report, is an owner and operator of broadband communications networks in a number of countries in Europe.

Matav--Cable Systems Media, Inc. of Tel Aviv is a broadband operator of cable television services in Israel.

Primacom AG of Mainz, Germany is engaged in owning, operating, acquiring and constructing cable television networks that serve primarily medium and small--sized regions in Germany.

For the fair market value of the Assets to be at least US$720,000, based on an exchange rate of 4.3 zl to US$1, then the fair market value of the Assets needs to be in the range of 3.5x fiscal 1999 revenues of Bielsko Cable of US$201,249.

Discounting for the fact that Bielsko Cable is still private while the above noted companies are public, and that market capitalization can often be higher than fair market value, the findings from the Multiples of Revenue Approach generally confirm the conclusion from the primary Multiple of Subscribers Approach.

Independent Appraisal

An independent appraisal of the market value of the Assets was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych in April of 2000. Its conclusion was the "market value of the network" was in the range of US$215 to US$220 per subscriber, which is higher than the value upon which the Proposed Transaction is based (however, it should be noted that the independent appraisal utilized an exchange rate of US$1=4.02 zloty, and that if the Valuation Date and date of the Report exchange rate of US$1=4.3 zloty was utilized than the market value would decrease to the range of US$200 to US$205. Evans & Evans' view, after reviewing a 12--page English translation and interviewing one member of the appraisal team for approximately 30 minutes by telephone, is that the independent appraisal can be used, and relied upon, to confirm the value under the primary Multiple of Subscribers Approach and secondary Multiple of Revenues Approach for the following reasons:

- Mr. Jerzy Nawrot, who responsible for managing the appraisal, confirmed that they were acting in an independent role.

- The three individuals who were involved with the appraisal are all engineers.

- Mr. Nawrot stated to Evans & Evans that the association specializes in valuations (often for the purposes of supporting bank loan applications) and that the team on this appraisal has "done a lot" of cable--related valuations.

- Their definition of "market value" was explained to Evans & Evans by Mr. Nawrot as being the same as Evans & Evans' definition of "fair market value".

- The appraisal team inspected the network and television studio three times.

- The appraisal team reviewed invoices which registered the prices paid by Bielsat Cable for the assets originally.

- The appraisal team rated the quality of Bielsat Cable's network as being of "medium quality" and told Evans & Evans that, in their experience, these are the types of networks being bought and sold in Poland currently because the networks are usable yet the sales prices are reasonable.

- The appraisal team considered not only the quality of the fixed assets but other factors pertaining to the business such as the management team ("good") and subscriber base ("growing").

- The appraisal team used three approaches, which equate to a Replacement Cost Approach, a Multiple of Subscribers Approach (which they deemed to be the most valid approach) and a Discounted Cash Flow Approach.

- Evans & Evans does take issue with the methodology (e.g., based on past results, projections not available, discount rate of 14%) of the appraisal team's Discounted Cash Flow Approach. (even though it confirmed the conclusions of their other two approaches). However, the Discounted Cash Flow Approach confirmed the conclusions of the other two approaches utilized by the appraiser. The Replacement Cost Approach, which considered fixed asset expenditures and installation expenses actually incurred by Bielsat Cable since 1995, plus the prices being paid in the market for such equipment of comparable age and quality is consistent with valid valuation principles. The Multiple of Subscribers Approach, which added to Evans & Evans' list found in section 13.0, "Multiple of Subscribers Approach" a newspaper--reported acquisition of the "TVK Network" by Polsat Company from DAMI Company for US$250 per subscriber in January of 2000, also is consistent with valid valuation principles.

15.0 VALUATION CONCLUSION

Given all of the above, and by utilizing a Multiple of Subscribers Approach as the primary approach, by utilizing a Multiple of Revenues Approach as a confirmation approach, and by considering an independent appraisal of the market value of the Assets that was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Technicznych Zespol Uslug Technicznych in April of 2000, Evans & Evans' view is that the fair market value of the Assets, as defined in section 1.0, is at least US$720,000, based on an exchange rate of US$1 to 4.3 Polish zloty.

EVANS & EVANS, INC.

16.0 RESTRICTIONS AND CONDITIONS

This opinion is intended for the purpose stated in this Report and, in particular, is based on assumptions as to results that could reasonably be expected at the Valuation Date. It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this report without prior written permission in each specific instance. The Authors of the Report disclaim any responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this opinion contrary to the provisions of this paragraph. This opinion is based upon information made available to the Authors of the Report and on the assumptions made. The Authors of the Report reserve the right to review all calculations included or referred to in this opinion and, if we consider necessary, to revise our opinion in the light of any information existing at the Valuation Date which becomes known to us after the date of this opinion. This Report may not be relied upon by any person or entity without our express, prior written consent.

17.0 STATEMENT OF INDEPENDENCE

Evans & Evans, Inc. is, for the purposes of preparing this Report, an independent chartered business valuation firm. None of the partners, employees or associates of Evans & Evans, Inc., has, or anticipates the acquisition of, any interest in the assets, shares or business undertakings of Trooper, Stream, Bielsat Cable or Bielsat.com. Neither Evans & Evans, Inc. nor any affiliate is an advisor to Trooper, Stream, Bielsat Cable or Bielsat.com

APPENDIX - INDEPENDENT ASSET APPRAISAL